UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                        The DeWolfe Companies, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 252115100
------------------------------------------------------------------------------
                               (CUSIP Number)

                             Eric J. Bock, Esq.
           Executive Vice President, Law and Corporate Secretary
                            Cendant Corporation
                9 West 57th Street, New York, New York 10019
                         Telephone: (212) 413-1800
   ---------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                      Copies to:

        Thomas W. Greenberg, Esq.                                Kenneth D. Hoffert, Esq.
 Skadden, Arps, Slate, Meagher & Flom LLP                Senior Vice President and General Counsel
            Four Times Square                                        NRT Incorporated
         New York, New York 10036                                   339 Jefferson Road
        Telephone: (212) 735-3000                              Parsippany, New Jersey 07054
                                                                 Telephone: (973) 240-5000


                              August 12, 2002
 -------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

-------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Cendant Corporation

-------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                   (b) [_]
-------------------------------------------------------------------------------
3.        SEC USE ONLY
-------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          WC; OO
-------------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                           [_]
-------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                                  7.      NUMBER OF SHARES BENEFICIALLY
              NUMBER OF                   OWNED BY EACH REPORTING PERSON
               SHARES                     WITH SOLE VOTING POWER
            BENEFICIALLY
              OWNED BY                    None
                EACH              ---------------------------------------------
              REPORTING           8.      SHARED VOTING POWER
               PERSON
                WITH                      4,112,903 (See Item 5)
                                  ---------------------------------------------
                                  9.      SOLE DISPOSITIVE POWER

                                          None
                                  ---------------------------------------------
                                  10.     SHARED DISPOSITIVE POWER

                                          4,112,903 (See Item 5)
-------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,112,903  (See Item 5)
-------------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]
-------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          72%
-------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          NRT Incorporated
-------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [_]
                                                                   (b) [_]
-------------------------------------------------------------------------------
3.        SEC USE ONLY
-------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          AF
-------------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                               [_]
-------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                                  7.    NUMBER OF SHARES BENEFICIALLY OWNED
             NUMBER OF                  BY EACH REPORTING PERSON WITH SOLE
              SHARES                    VOTING POWER
           BENEFICIALLY
             OWNED BY                   None
               EACH               ---------------------------------------------
             REPORTING            8.    SHARED VOTING POWER
              PERSON
               WITH                     4,112,903 (See Item 5)
                                  ---------------------------------------------
                                  9.    SOLE DISPOSITIVE POWER

                                        None
                                  ---------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER

                                        4,112,903 (See Item 5)
-------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,112,903  (See Item 5)
-------------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [-]
--------- ---------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          72%
-------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Timber Acquisition Corporation
-------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]
                                                                    (b) [_]
-------------------------------------------------------------------------------
3.        SEC USE ONLY
-------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

          AF
-------------------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
                                                            [_]
-------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Massachusetts
-------------------------------------------------------------------------------
                                  7.     NUMBER OF SHARES BENEFICIALLY OWNED
              NUMBER OF                  BY EACH REPORTING PERSON WITH SOLE
               SHARES                    VOTING POWER
            BENEFICIALLY
              OWNED BY                   None
                EACH              ---------------------------------------------
              REPORTING           8.     SHARED VOTING POWER
               PERSON
                WITH                     4,112,903 (See Item 5)
                                  ---------------------------------------------
                                  9.     SOLE DISPOSITIVE POWER

                                         None
                                  ---------------------------------------------
                                  10.    SHARED DISPOSITIVE POWER

                                         4,112,903 (See Item 5)
-------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,112,903  (See Item 5)
-------------------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                  [-]
-------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          72%
-------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
-------------------------------------------------------------------------------

         The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the shares (the "Shares") of common stock, par value $0.01 per share, of The DeWolfe Companies, Inc., a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 80 Hayden Avenue, Lexington, Massachusetts 02421.

Item 2.  Identity and Background.

         This Statement is filed jointly by Cendant Corporation, a Delaware corporation ("Cendant"), NRT Incorporated, a Delaware corporation ("Parent"), and Timber Acquisition Corporation, a Massachusetts corporation ("Purchaser"). The agreement by and among Cendant, Parent and Purchaser relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

         Cendant's principal business address is 9 West 57th Street, New York, New York 10019. Parent's and Purchaser's principal business address is 339 Jefferson Road, Parsippany, New Jersey 07054.

         Cendant is a diversified global provider of business and consumer services primarily within the real estate and travel sectors. Its businesses provide a wide range of services including real estate brokerage, hospitality, vehicle rental, travel distribution and financial institution businesses. Cendant operates in over 100 countries. Parent is an indirect wholly owned subsidiary of Cendant. Parent is the largest real estate brokerage firm in the United States. Parent owns and operates real estate brokerage companies in 24 of the nation's largest metropolitan areas, doing business under real estate brand names such as COLDWELL BANKER(R) and ERA(R). Purchaser is a wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of Cendant and was formed for the purpose of making a tender offer for all of the outstanding Shares.

         The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Cendant, Parent and Purchaser are set forth on Schedule I hereto.

         Except as set forth below, during the last five years, neither Cendant, Parent nor Purchaser, nor, to the best of Cendant's, Parent's and Purchaser's knowledge, any of the individuals referred to in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

         On June 14, 2000, the Securities and Exchange Commission (the "SEC") instituted and simultaneously settled an administrative proceeding, Administrative Proceeding File No. 3-10225, against Cendant in connection with certain accounting irregularities at the former CUC International, Inc., which merged with HFS Incorporated in December 1997 to form Cendant. The SEC found that, as a result of such accounting irregularities, Cendant violated the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws. Without admitting or denying the findings contained in the SEC's administrative order, Cendant consented to the issuance of an SEC order directing Cendant to cease and desist from committing or causing any violation, and any future violation, of the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws. No financial penalties were imposed against Cendant.

Item 3.  Source and Amount of Funds or Other Consideration.

         Cendant, Parent and Purchaser estimate that the total amount of funds required to consummate the Offer and the Merger (as each such term is defined below), including the Shares which are subject to the Tender and Voting Agreements (as defined below), will be approximately $149 million plus any related transaction fees and expenses. Purchaser will acquire all such funds from Parent, which, in turn, intends to use funds contributed to it by Cendant, which currently intends to use generally available funds for this purpose.

Item 4.  Purpose of Transaction.

         On August 12, 2002, Parent, Purchaser and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Purchaser has commenced a tender offer (the "Offer") to purchase all issued and outstanding Shares at a price of $19.00 per share, net to the seller in cash. The Merger Agreement provides that as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions to the merger contemplated by the Merger Agreement (the "Merger"), Purchaser will be merged with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent, or, if Parent, Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, the Company will be merged with and into Purchaser, with Purchaser continuing as the surviving corporation. At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by Parent, Purchaser, the Company, or any wholly owned subsidiary of Parent or the Company and other than Shares held by stockholders who are entitled to and properly exercise appraisal rights) will be converted into the right to receive $19.00 per Share, without interest.

         In connection with the signing of the Merger Agreement, Parent and Purchaser have also entered into Tender and Voting Agreements, dated August 12, 2002 (the "Tender and Voting Agreements"), with each of Richard B. DeWolfe, Marcia C. DeWolfe, Patricia A. Griffin, Robert M. Sibcy, Paul J. Harrington, R. Robert Popeo, James Marcotte, A. Clinton Allen, Robert J. McCauley and Richard Loughlin (collectively, the "Stockholders"). Pursuant to the Tender and Voting Agreements, each Stockholder has agreed, among other things, to tender all of such Stockholder's Shares (approximately 72% of the Shares outstanding as of July 31, 2002) in the Offer, and to grant Parent a proxy with respect to the voting of such Stockholder's Shares in favor of the Merger and against any competing transactions. In addition, pursuant to the Tender and Voting Agreements, each Stockholder has granted Parent an option (the "Stockholder Options") to purchase all Shares beneficially owned or controlled by such Stockholder, which Stockholder Options are generally exercisable in the event that a Stockholder either does not tender the Shares into the Offer or withdraws any Shares so tendered prior to termination of the applicable Tender and Voting Agreement. Certain Tender and Voting Agreements provide that such agreements shall terminate immediately upon the termination of the Merger Agreement.

         As an inducement to Cendant's entering into the Merger Agreement, the Company entered into an Option Agreement on August 12, 2002 (the "Option Agreement") with Parent and Purchaser, whereby the Company grants to Purchaser an irrevocable option to purchase up to that number of newly issued Shares (the "Option Shares") equal to the number of Shares that when added to the number of Shares owned by Purchaser and its affiliates immediately following the consummation of the Offer, will constitute 90% of the Shares on a fully diluted basis (giving effect to the issuance of the Option Shares) for consideration per Option Share of $19.00 per share. The Option Agreement was entered into in order to make certain that Purchaser will beneficially own at least that number of shares required under the Massachusetts Business Corporation Law to effect the Merger without requiring a separate approval of stockholders. However, in no event will the number of Option Shares exceed that number equal to 19.9% of Shares outstanding on the date of the Option Agreement. No monetary consideration was paid by Parent or Purchaser to the Company for the option under the Option Agreement.

         The foregoing summary of certain provisions of the Merger Agreement, the Tender and Voting Agreements and the Option Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. Copies of the Merger Agreement, forms of the Tender and Voting Agreements with Richard B. DeWolfe and the other Stockholders and the Option Agreement are filed as Exhibits 2, 3, 4, and 5, respectively, to this Statement and are incorporated herein by reference.

         Except as set forth in this Item 4, none of Cendant, Parent or Purchaser has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although, subject to the provisions of the Merger Agreement, they reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

         (a) As of August 12, 2002, Cendant, Parent and Purchaser may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the 4,112,903 Shares which are subject to the Tender and Voting Agreements, which represents approximately 72% of the Shares (based on the number of Shares outstanding as of July 31, 2002). In addition, Cendant, Parent and Purchaser may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 1,140,315 Option Shares (representing 19.9% of the number of Shares of the Company outstanding on July 31, 2002, as represented by the Company in the Merger Agreement) if the option granted in the Option Agreement was exercised and such Option Shares were issued by the Company. Each of Cendant, Parent and Purchaser expressly disclaims any beneficial ownership of any of the Shares or Option Shares described in Item 4 until such time as all transactions under the Merger Agreement, the Tender and Voting Agreements and the Option Agreement are consummated.

         (b) None of Cendant, Parent or Purchaser owns any Shares as to which it has the sole power to vote or to direct the vote. If Parent were to exercise the Stockholder Options pursuant to the Tender and Voting Agreements, Parent would have the power to vote all of the Shares and power to dispose of the Shares acquired thereunder. Parent also has the power to vote the Shares in accordance with the terms of the Tender and Voting Agreements. In addition, if Parent were to acquire Option Shares under the Option Agreement, Parent would have the sole power to vote and dispose of the Option Shares acquired thereunder. Unless and until Parent or its designees, if any, acquires the Shares upon exercise of the Stockholder Options, or the Option Shares upon exercise of the option under the Option Agreement, and except as set forth above, neither Parent nor such designee, if any, has any power to dispose of the Shares or the Option Shares.

         (c) Except as described in Item 4 above, to the best of the knowledge of each of the Reporting Persons, within the past 60 days, none of the Reporting Persons has engaged in any transactions relating to the Shares.

         (d) Until the Shares are acquired pursuant to the Tender and Voting Agreements and the Merger Agreement, or until the Option Shares are acquired pursuant to the Option Agreement, none of the persons listed in
Item 1 has a right to receive dividends from, or the proceeds from the sale of, the Shares or any Option Shares. If Parent exercises the Stockholder Options, then Parent or its designee (if any) would have the sole right to receive dividends on the Shares acquired thereunder.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Other than the Merger Agreement and the exhibits thereto (including the Option Agreement), and the Tender and Voting Agreements, to the knowledge of Cendant, Parent or Purchaser, there are no contracts, arrangements, understandings or relationships among the persons named in
Item 2 or listed on Schedule I and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

         1. Joint Filing Agreement, dated as of August 22, 2002, by and among Cendant Corporation, NRT Incorporated and Timber Acquisition Corporation.

         2. Agreement and Plan of Merger, dated August 12, 2002, by and among NRT Incorporated, Timber Acquisition Corporation and The DeWolfe Companies, Inc. (incorporated herein by reference to Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by Cendant, Parent and Purchaser on August 14, 2002).

         3. Form of Tender and Voting Agreement, dated August 12, 2002, by and among NRT Incorporated, Timber Acquisition Corporation and each of Marcia C. DeWolfe, Patricia A. Griffin, Robert M. Sibcy, Paul J. Harrington, R. Robert Popeo, James Marcotte, A. Clinton Allen, Robert J. McCauley and Richard Loughlin (incorporated herein by reference to Exhibit
(d)(2) to the Tender Offer Statement on Schedule TO filed by Cendant, Parent and Purchaser on August 14, 2002).

         4. Form of Tender and Voting Agreement, dated August 12, 2002, by and among NRT Incorporated, Timber Acquisition Corporation and Richard B. DeWolfe (incorporated herein by reference to Exhibit (d)(3) to the Tender Offer Statement on Schedule TO filed by Cendant, Parent and Purchaser on August 14, 2002).

         5. Option Agreement, dated as of August 12, 2002, between Timber Acquisition Corporation and The DeWolfe Companies, Inc. (incorporated herein by reference to Exhibit (d)(5) to the Tender Offer Statement on Schedule TO filed by Cendant, Parent and Purchaser on August 14, 2002).

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2002

                                        CENDANT CORPORATION


                                        By: /s/ Eric J. Bock
                                            ---------------------------------
                                        Name:   Eric J. Bock
                                        Title:  Executive Vice President, Law
                                                  and Corporate Secretary


                                        NRT INCORPORATED


                                        By: /s/ Thomas J. Freeman
                                            ---------------------------------
                                        Name:   Thomas J. Freeman
                                        Title:  Senior Vice President


                                        TIMBER ACQUISITION CORPORATION


                                        By: /s/ Thomas J. Freeman
                                            ----------------------------------
                                        Name:   Thomas J. Freeman
                                        Title:  Senior Vice President and
                                                  Assistant Treasurer

                                                                 SCHEDULE I

         Following is a list of each executive officer and director of Cendant Corporation, NRT Incorporated and Timber Acquisition Corporation setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. The persons named below are citizens of the United States (other than Mr. Mulroney, who is a citizen of Canada) and have not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are or were subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cendant Corporation


Directors

                Name                         Principal Occupation                      Address

         Henry R. Silverman             President, Chairman and Chief            Cendant Corporation
                                              Executive Officer                  9 West 57th Street
                                                                                 New York, NY 10019

         James E. Buckman            Vice Chairman and General Counsel           Cendant Corporation
                                                                                 9 West 57th Street
                                                                                 New York, NY 10019

         Stephen P. Holmes            Vice Chairman; Chairman and Chief          Cendant Corporation
                                          Executive Officer, Cendant             1 Campus Drive
                                             Hospitality Division                Parsippany, NJ 07054

         Martin L. Edelman                Of Counsel, Paul Hastings              Paul, Hastings, Janofsky
                                              Janofsky & Walker                    & Walker LLP
                                                                                 75 East 55th Street
                                                                                 New York, NY 10022

         Myra J. Biblowit               President, The Breast Cancer             The Breast Cancer Research
                                             Research Foundation                   Foundation
                                                                                 654 Madison Avenue
                                                                                 Suite 1209
                                                                                 New York, NY 10021

 The Rt. Hon. Brian Mulroney, P.C.,     Senior Partner, Ogilvy Renault           Ogilvy Renault
               L.L.D.                                                            1981 McGill College Ave.
                                                                                 Suite 1100
                                                                                 Montreal, Quebec H3A 3C1

         Robert W. Pittman              Former Chief Operating Officer           AOL Time Warner
                                                                                 75 Rockefeller Plaza
                                                                                 New York, NY 10018

         Sheli Z. Rosenberg             Vice Chairwoman, Equity Group            Equity Group Investments, Inc.
                                               Investments, LLC                  2 North Riverside Plaza
                                                                                 Suite 600
                                                                                 Chicago, IL 60606

         Leonard S. Coleman                Chairman of ARENACO and               Cendant Corporation
                                        Senior Advisor to Major League           9 West 57th Street
                                                   Baseball                      New York, NY 10019

        Dr. John C. Malone.                Chairman, Liberty Media               Liberty Media Corporation
                                                 Corporation                     12300 Liberty Boulevard
                                                                                 Englewood, CO 80112

       Robert E. Nederlander                President, Nederlander               Nederlander Organization, Inc.
                                              Organization, Inc.                 1450 Broadway
                                                                                 20th Floor
                                                                                 New York, NY 10018

          Cheryl D. Mills                  Affiliated with New York              New York University
                                                  University                     70 Washington Square South
                                                                                 New York, NY 10012

          Robert F. Smith                 Senior Managing Director,              Car Component Tech Inc.
                                           Car Component Tech. Inc.              10 Ironhorse Drive
                                                                                 Bedford, NH 03110

   The Honorable William S. Cohen        Chairman and Chief Executive            The Cohen Group
                                           Officer, The Cohen Group              600 13th Street, NW
                                                                                 Suite 640
                                                                                 Washington, DC 20005



Executive Officers Who Are Not Directors


                Name                         Principal Occupation                      Address

          Kevin M. Sheehan             Senior Executive Vice President           Cendant Corporation
                                         and Chief Financial Officer             9 West 57th Street
                                                                                 New York, NY 10019

          Richard A. Smith               Chairman and Chief Executive            Cendant Corporation
                                        Officer, Real Estate Division            1 Campus Drive
                                                                                 Parsippany, NJ 07054

          John W. Chidsey                Chairman and Chief Executive            Cendant Corporation
                                         Officer, Financial Services             6 Sylvan Way
                                        Division and Vehicle Services            Parsippany, NJ 07054
                                                   Division

           Samuel L. Katz              Senior Executive Vice President,          Cendant Corporation
                                         Chief Strategic Officer and             9 West 57th Street
                                         Chairman and Chief Executive            New York, NY 10019
                                            Officer of the Travel
                                            Distribution Division

       Thomas D. Christopoul           Senior Executive Vice President           Cendant Corporation
                                       and Chief Administrative Officer          1 Campus Drive
                                                                                 Parsippany, NJ 07054

           Tobia Ippolito                Executive Vice President and            Cendant Corporation
                                           Chief Accounting Officer              1 Campus Drive
                                                                                 Parsippany, NJ 07054



NRT Incorporated

Directors


                Name                         Principal Occupation                      Address

          James E. Buckman                 Vice Chairman of Cendant              Cendant Corporation
                                                                                 9 West 57th Street
                                                                                 New York, NY 10019

          Richard A. Smith               Chairman and Chief Executive            Cendant Corporation
                                        Officer, Real Estate Division            1 Campus Drive
                                                                                 Parsippany, NJ 07054


Executive Officers Who Are Not Directors


                Name                          Principal Occupation                        Address

          Robert M. Becker                President and Chief Executive          NRT Incorporated
                                                     Officer                     339 Jefferson Road
                                                                                 Parsippany, NJ 07054

           Michael R. Good                  Executive Vice President             NRT Incorporated
                                                                                 339 Jefferson Road
                                                                                 Parsippany, NJ 07054

           Kevin R. Greene               Senior Vice President and Chief         NRT Incorporated
                                                Financial Officer                339 Jefferson Road
                                                                                 Parsippany, NJ 07054

          Thomas J. Freeman                 Senior Vice President of             NRT Incorporated
                                                  Acquisitions                   339 Jefferson Road
                                                                                 Parsippany, NJ 07054

         Kenneth D. Hoffert             Senior Vice President and General        NRT Incorporated
                                                     Counsel                     339 Jefferson Road
                                                                                 Parsippany, NJ 07054



Timber Acquisition Corporation
------------------------------

Directors

                Name                         Principal Occupation                      Address

          James E. Buckman                 Vice Chairman of Cendant              Cendant Corporation
                                                                                 9 West 57th Street
                                                                                 New York, NY 10019

          Richard A. Smith               Chairman and Chief Executive            Cendant Corporation
                                        Officer, Real Estate Division            1 Campus Drive
                                                                                 Parsippany, NJ 07054

Executive Officers Who are Not Directors

                Name                         Principal Occupation                      Address

            Eric J. Bock              Executive Vice President, Law and          Cendant Corporation
                                         Corporate Secretary, Cendant            9 West 57th Street
                                                                                 New York, NY 10019


                             Index to Exhibits

Exhibit
Number        Document
------        --------

     1. Joint Filing Agreement, dated August 22, 2002, between Cendant Corporation, NRT Incorporated and Timber Acquisition Corporation.

     2. Agreement and Plan of Merger, dated August 12, 2002, by and among NRT Incorporated, Timber Acquisition Corporation and The DeWolfe Companies, Inc. (incorporated herein by reference to Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by Cendant Corporation, NRT Incorporated and Timber Acquisition Corporation on August 14, 2002).

     3. Form of Tender and Voting Agreement, dated August 12, 2002, by and among NRT Incorporated, Timber Acquisition Corporation and each of Marcia C. DeWolfe, Patricia A. Griffin, Robert M. Sibcy, Paul J. Harrington, R. Robert Popeo, James Marcotte,
              A. Clinton Allen, Robert J. McCauley and Richard Loughlin (incorporated herein by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed by Cendant Corporation, NRT Incorporated and Timber Acquisition Corporation on August 14, 2002).

     4. Form of Tender and Voting Agreement, dated August 12, 2002, by and among NRT Incorporated, Timber Acquisition Corporation and Richard B. DeWolfe (incorporated herein by reference to Exhibit (d)(3) to the Tender Offer Statement on Schedule TO filed by Cendant Corporation, NRT Incorporated and Timber Acquisition Corporation on August 14, 2002).

     5. Option Agreement, dated as of August 12, 2002, between Timber Acquisition Corporation and The DeWolfe Companies, Inc. (incorporated herein by reference to Exhibit (d)(5) to the Tender Offer Statement on Schedule TO filed by Cendant Corporation, NRT Incorporated and Timber Acquisition Corporation on August 14, 2002).

                                                                  EXHIBIT 1

                           JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") this will confirm the agreement by and between the undersigned that the Statement on Schedule 13D (the "Statement") filed on this date relating to the Agreement and Plan of Merger, dated August 12, 2002 (the "Merger Agreement"), by and among NRT Incorporated, a Delaware corporation ("Parent") and a wholly owned subsidiary of Cendant Corporation, a Delaware corporation ("Cendant"), Timber Acquisition Corporation, a Massachusetts corporation and a wholly owned subsidiary of Parent (the "Purchaser"), and The DeWolfe Companies, Inc., a Massachusetts corporation (the "Company").

         Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Exchange Act, as amended, that each person on whose behalf the Statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in one or more counterparts by each of the undersigned, and each of which, taken together, shall constitute one and the same instrument.

Date:  August 22, 2002

                                      CENDANT CORPORATION


                                      By:      /s/ Eric J. Bock
                                               -------------------------------
                                      Name:    Eric J. Bock
                                      Title:   Executive Vice President, Law and
                                               Corporate and Secretary


                                      NRT INCORPORATED


                                      By:      /s/ Thomas J. Freeman
                                               -------------------------------
                                      Name:    Thomas J. Freeman
                                      Title:   Senior Vice President


                                      TIMBER ACQUISITION CORPORATION


                                      By:      /s/ Thomas J. Freeman
                                               ------------------------------
                                      Name:    Thomas J. Freeman
                                      Title:   Senior Vice President and
                                               Assistant Treasurer